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N-SAR ITEM 77C


a)       An Annual Meeting of Shareholders was held on July 21, 1995.

b)       The election of Trustees included (and are now in office):

         J. Miles Branagan, Richard E. Caruso, Philip P. Gaughan, Roger Hilsman, R. Craig Kennedy, Donald C. Miller, Jack E. Nelson, Don G. Powell, David Rees, Jerome L. Robinson, Lawrence J. Sheehan, Fernando Sisto, Wayne W. Whalen and William S. Woodside.

         Effective September 7, 1995, Mr. Caruso ceased serving as a Trustee.

c)       The following were voted on at the meeting:

1) Approval of the Fund's reorganization and conversion to a Delaware business trust.

         For   1,169,877.716                      Against  16,488.390

2) Ratification of the selection of Price Waterhouse LLP as independent accountants for the Fund's current fiscal year.

         For   1,519,687.606                      Against    6,879.911

d)       Inapplicable